Filed by ironSource Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thoma Bravo Advantage

Commission File No.: 001-39889

Date: March 21, 2021

ironSource Announces Combination with Thoma Bravo Advantage to Create a Publicly-Traded Business Platform for the App Economy

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ironSource, a leading business platform that enables mobile content creators to prosper within the app economy, will combine with Thoma Bravo Advantage at an implied pro forma equity value of approximately $11.1 billion

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ironSource recorded 2020 revenue and adjusted EBITDA of $332 million and $104 million, respectively, growing revenue at 83% year over year. With ironSource’s core addressable market projected to grow to as much as $41 billion by 2025, the combination with Thoma Bravo Advantage creates a public company positioned for significant long-term growth and value creation

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Transaction is expected to provide up to $2.3 billion in cash proceeds (a portion of which will be used for purchases from ironSource equity holders), including an oversubscribed PIPE of $1.3 billion and $1 billion of cash held in the trust account of Thoma Bravo Advantage, assuming no redemptions by public shareholders

•	After giving effect to the transaction (and assuming no redemptions by public shareholders), the company is expected to have approximately $740 million of unrestricted cash

•	An affiliate of Thoma Bravo, L.P. has committed $300 million to the PIPE; Orlando Bravo will join ironSource’s Board of Directors at transaction closing

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Top-tier investors anchoring the PIPE include funds and accounts managed by Tiger Global Management, LLC, Counterpoint Global (Morgan Stanley), Nuveen, LLC, Hedosophia, Wellington Management, The Baupost Group, and certain funds managed by Fidelity Investments Canada ULC

Tel Aviv, Israel, and San Francisco, California, March 21, 2021 — ironSource, a leading business platform for the app economy, has entered into a definitive agreement to merge with Thoma Bravo Advantage (NYSE: TBA) (“TBA”), a publicly-traded special purpose acquisition company, to bring to the public markets a highly-profitable and scalable business that provides a comprehensive business platform for app developers. The transaction values ironSource at a pro forma equity value of $11.1 billion, and is supported by a $1.3 billion oversubscribed Class A ordinary share PIPE led by an affiliate of Thoma Bravo, L.P. (“Thoma Bravo”), as well as investments from Tiger Global Management, LLC, Counterpoint Global (Morgan Stanley), Nuveen, LLC, Hedosophia, Wellington Management, The Baupost Group, and certain funds managed by Fidelity Investments Canada ULC and other institutional investors. Upon closing of the transaction, the combined company will operate under the ironSource name.

ironSource provides the most comprehensive business platform for the app economy. The platform is designed to enable any app or game developer to turn their app into a scalable, successful business by helping them to monetize and analyze their app, and grow and engage their users through multiple channels, including unique on-device distribution through partnerships with leading telecom operators and OEMs such as Orange and Samsung. In 2020, ironSource grew revenue 83% year-over-year to $332 million, with 94% from 291 customers with more than $100,000 of annual revenue, a dollar-based net expansion rate of 149%, and adjusted EBITDA margins of 31%. The company serves over 2.3 billion monthly active users across its global customer base.

As a public company, ironSource is expected to benefit from the financial and operational support of Thoma Bravo – one of the most experienced and successful software investors in the world. With a track record of over 300 software investments, Thoma Bravo can provide ironSource with unparalleled industry expertise and a global network.

“Joining forces with Thoma Bravo Advantage to bring ironSource to the public markets presents an opportunity to partner with the world’s leading software investor to achieve the next level of growth,” said Tomer Bar Zeev, CEO and co-founder of ironSource. “Despite our previous progress pursuing a traditional IPO, when we met with Thoma Bravo Advantage we found an alignment of vision and shared conviction about the long-term growth we can drive at ironSource that made them the perfect partner as we take this next step in growing our company, and the market as a whole.”

“As one of the fastest-growing and most innovative platforms for building and scaling businesses in the app economy, ironSource is well-positioned for continued success as a public company,” said Orlando Bravo, Chairman of the Board of Directors of Thoma Bravo Advantage and founder and managing partner of Thoma Bravo. “With a full suite of solutions across the app growth life cycle – and a unique combination of scale, business growth and profitability – we expect ironSource to further its market leadership position as a public company. We look forward to partnering closely with Tomer and the talented ironSource team in this exciting next chapter for the company.”

“ironSource is a one-of-a-kind software company that combines an innovative, high-growth franchise with a deeply experienced management team that has a track record of success in a rapidly expanding market,” said Robert (Tre) Sayle, CEO of Thoma Bravo Advantage and a partner at Thoma Bravo. “We are thrilled to be partnering with ironSource as it enters the public markets and to be able to provide Thoma Bravo’s deep software expertise and financial support to the company as it continues its growth journey.”

Company Overview

The app economy is one of the fastest-growing markets today, with millions of apps available to billions of users who spend 83% of their time on mobile devices inside apps. Within the app economy, games are the leading category of apps, accounting for the majority of apps in the Apple App Store in 2020 according to Statista, and ironSource has established a strong leadership position within this category, focusing their product development and innovation on building core infrastructure serving mobile game developers.

ironSource powers the business growth of 87% of the top 100 games, and has been ranked multiple times as one of the top 3 platforms for driving both quality and scaled user growth by leading industry indexes. In addition, 14 of the 19 games published through the ironSource platform were ranked in the top 10 most downloaded games on either the Apple App Store or Google Play Store over the course of 2020, and one of them - Join Clash - was the most downloaded game in the world in February 2021.

“Our solutions cover the entire game growth cycle, from growing your user base, to generating revenue to reinvest in growth, and then analyzing and optimizing the entire cycle to drive profitability,” said Omer Kaplan, CRO and co-founder of ironSource. “Using our platform, game developers are able to unlock a flywheel of continuous growth, and since our business model is aligned with our customer’s success, as they grow, we do too. While this cycle is most often leveraged by mobile games, it’s easily transferable to apps outside of gaming, and today 16% of our customers with more than $100,000 of annual revenue are already from industries beyond games.”

The ironSource platform is made up of two solution suites, ironSource Sonic (“Sonic”) and ironSource Aura (“Aura”). The Sonic solution suite supports developers as they launch, monetize and scale their apps and games. The Aura solution suite allows telecom operators to enrich the device experience by creating new engagement touchpoints that deliver relevant content for their users across the entire lifecycle of the device. This creates a unique on-device distribution channel for developers to promote their apps as an integral part of the device experience.

“The Aura solution suite represents a unique value-add for developers, allowing them to get their apps discovered on millions of devices worldwide,” said Arnon Harish, President and co-founder of ironSource. “Equally important, however, is our ability to help telecom operators with digital transformation, enabling them to engage their users throughout the lifecycle of the device. By leveraging ironSource’s core capabilities around content monetization and user engagement, we were able to quickly build and deploy a solution suite for telecom operators that allows them to more fully participate in the app economy.”

The combination of these two solution suites serves to differentiate the ironSource platform, making it the most comprehensive app business platform in the market and underpinning its market leadership. That market leadership makes ironSource the de facto choice for customers looking to grow their app, and the breadth of their solutions means developers of all sizes and at all stages of growth have a way to leverage the platform. Once a developer starts working with ironSource, they typically expand their use to multiple solutions within the platform, driving a high dollar-based net expansion rate and gross customer retention rate.

“This is a very proud moment for us at Viola and for me personally. A company where we were the first investors, thrives and goes public as one of the largest public tech companies in Israeli history,” said Shlomo Dovrat, co-founder of Viola Ventures and board member at ironSource. “We look forward to continuing to work with the amazing founding team of ironSource on their incredible journey.”

“We invested in ironSource in 2019 because we saw a unique opportunity to partner with a founder-led company that not only operated in an exciting market, but had already achieved impressive, profitable growth and industry leadership”, said Daniel Pindur, Partner at CVC Capital Partners. “It’s been amazing to be part of ironSource’s journey so far, and incredibly rewarding to see the company enter its next chapter of growth,” added Sebastian Kuenne, Managing Director and Head of CVC Growth Partners in Europe.

Transaction Overview

Thoma Bravo Advantage has agreed to combine with ironSource based on a $11.1 billion pro forma equity valuation and the transaction is supported by a $1.3 billion oversubscribed Class A ordinary share PIPE led by a $300 million investment by an affiliate of Thoma Bravo, as well as investments from Tiger Global Management, LLC, Counterpoint Global (Morgan Stanley), Nuveen, LLC, Hedosophia, Wellington Management, The Baupost Group, and certain funds managed by Fidelity Investments Canada ULC and other institutional investors.

The transaction, which has been unanimously approved by the Boards of Directors of ironSource and Thoma Bravo Advantage, is expected to close in the second quarter of 2021, subject to customary closing conditions, including approval by Thoma Bravo Advantage’s shareholders.

Shares issued to the sponsor of Thoma Bravo Advantage will be subject to a 12-month lock-up with limited releases based on the trading price of the shares following the 150th day after the closing of the transaction; nearly all of ironSource’s shareholders will be subject to a 6-month lock-up after the closing of the transaction, subject to the same early release applicable to Thoma Bravo Advantage.

Following the closing of the transaction, ironSource will have a dual class equity structure whereby current shareholders of ironSource will own Class B ordinary shares with five votes per share and holders of Class A ordinary shares, including Thoma Bravo Advantage’s shareholders, will have one vote per share.

After giving effect to the transaction and assuming no redemptions by the Thoma Bravo Advantage shareholders, the company is expected to have approximately $740 million of unrestricted cash.

Total consideration to ironSource shareholders will be $10 billion, which is expected to be comprised of $1.5 billion in cash consideration and a majority of the shares of the combined company.

Upon completion of the transaction, the combined company will retain the ironSource Ltd. name.

Advisors

Goldman Sachs & Co. LLC, Jefferies LLC and Citigroup Global Markets Inc. are serving as financial advisors to ironSource, and Latham & Watkins LLP and Meitar | Law Offices are serving as legal advisors to ironSource.

Kirkland & Ellis LLP, Goldfarb Seligman & Co. and Cadwalder, Wickersham & Taft LLP are acting as legal advisors to Thoma Bravo Advantage.

Goldman Sachs & Co. LLC, Citigroup Global Markets Inc. and Jefferies LLC acted as PIPE placement agents.

Investor Conference Call

For those investors that wish to listen to an investor presentation and webcast hosted by management of ironSource and Thoma Bravo Advantage discussing the business and the proposed transaction, please register here www.is.com/investors.

A link to a brief investor audio call hosted by management of ironSource and Thoma Bravo Advantage discussing the business and the proposed transaction can be found on ironSource’s investor website at www.is.com/investors.

The investor presentation is being filed by ironSource and Thoma Bravo Advantage with the Securities and Exchange Commission (“SEC”) and will be available on the company’s investor relations website and on the SEC’s website at www.sec.gov.

About ironSource

ironSource is a leading business platform that enables mobile content creators to prosper within the app economy. App developers use ironSource’s platform to turn their apps into successful, scalable businesses, leveraging a comprehensive set of software solutions which help them grow and engage users, monetize content, and analyze and optimize business performance to drive more overall growth. The ironSource platform also empowers telecom operators to create a richer device experience, incorporating relevant app and service recommendations to engage users throughout the lifecycle of the device. By providing a comprehensive business platform for the core constituents of the app economy, ironSource allows customers to focus on what they do best, creating great apps and user experiences, while we enable their business expansion in the app economy. For more information please visit www.is.com

About Thoma Bravo Advantage

Thoma Bravo Advantage is a blank check company incorporated as a Cayman Islands exempted company for the purposes of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Its Class A ordinary shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “TBA.” Thoma Bravo Advantage is sponsored by Thoma Bravo Advantage Sponsor LLC, which was formed by individuals affiliated with Thoma Bravo, a leading private equity firm focused on the software and technology-enabled software services sector. Thoma Bravo Advantage was formed for the purpose of executing a business combination in the software industry.

Additional Information and Where to Find It

This press release relates to a proposed transaction between ironSource and Thoma Bravo Advantage. This press release does not constitute (i) solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any security of Thoma Bravo Advantage, ironSource, or any of their respective affiliates, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the proposed transaction, ironSource intends to file a registration statement on Form F-4 with the SEC, which will include a proxy statement of Thoma Bravo Advantage in connection with Thoma Bravo Advantage’s solicitation of proxies for the vote by Thoma Bravo Advantage’s shareholders with respect to the proposed transaction and a prospectus of ironSource. Thoma Bravo Advantage also will file other documents regarding the proposed transaction with the SEC.

This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ironSource and Thoma Bravo Advantage through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by ironSource may be obtained free of charge from ironSource’s website at http://www.is.com or by written request to ironSource at ironSource Ltd., Derech Menachem Begin 121, Tel Aviv-Yafo, Israel, and the documents filed by Thoma Bravo Advantage may be obtained free of charge from Thoma Bravo Advantage’s website at http://www.thomabravoadvantage.com or by written request to Thoma Bravo Advantage, 150 N. Riverside Plaza, Suite 2800, Chicago, Illinois 60606.

Participants in Solicitation

ironSource and Thoma Bravo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Thoma Bravo’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Thoma Bravo Advantage (“TBA”) and ironSource Ltd. (“ironSource”). All statements other than statements of historical facts contained in this communication, including statements regarding ironSource’s, TBA’s or the combined company’s future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, ironSource’s or TBA’s expectations concerning the outlook for their or the combined company’s business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the combined company. Forward-looking statements also include statements regarding the expected benefits of the proposed transaction between ironSource and TBA.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of TBA’s securities; (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the merger agreement by the shareholders of TBA and ironSource, the satisfaction of the minimum trust account amount following redemptions by TBA’s public shareholders and the receipt of certain governmental and regulatory approvals; (iii) the lack of a third party valuation in determining whether to pursue the proposed transaction; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (v) the effect of the announcement or pendency of the transaction on ironSource’s business relationships, performance, and business generally; (vi) risks that the proposed transaction disrupts current plans of ironSource and potential difficulties in ironSource employee retention as a result of the proposed transaction; (vii) the outcome of any legal proceedings that may be instituted against ironSource or against TBA related to the merger agreement or the proposed transaction; (vii) the ability of ironSource to list its ordinary shares on the New York Stock Exchange; (ix) volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive industry in which ironSource operates, variations in performance across competitors, changes in laws and regulations affecting ironSource’s business and changes in the combined capital structure; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and to identify and realize additional opportunities; (xi) ironSource’s markets are rapidly evolving and may decline or experience limited growth; (xii) ironSource’s reliance on operating system providers and app stores to support its platform; (xiii) ironSource’s ability to compete effectively in the markets in which it operates; (xiv) ironSource’s quarterly results of operations may fluctuate for a variety of reasons; (xv) failure to maintain and enhance the ironSource brand; (xvi) ironSource’s dependence on its ability to retain and expand its existing customer relationships and attract new customers; (xvii) ironSource’s reliance on its customers that contribute more than $100,000 of annual revenue; (xviii) ironSource’s ability to successfully and efficiently manage its current and potential future growth; (xix) ironSource’s dependence upon the continued growth of the app economy and the increased usage of smartphones, tablets and other connected devices; (xx) ironSource’s dependence upon the success of the gaming and mobile app ecosystem and the risks generally associated with the gaming industry; (xxi) ironSource’s, and ironSource’s competitors’, ability to detect or prevent fraud on its platforms; (xxii) failure to prevent security breaches or unauthorized access to ironSource’s or its third-party service providers data; (xxiii) the global scope of ironSource’s operations, which are subject to laws and regulations worldwide, many of which are unsettled and still developing; (xxiv) the rapidly changing and increasingly stringent laws, contractual obligations and industry standards relating to privacy, data protection, data security and the protection of children; and (xxv) the effects of health epidemics, including the COVID-19 pandemic.

ironSource and TBA caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this communication. Neither ironSource nor TBA undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that ironSource or TBA will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the proposed transaction, in TBA’s public filings with the SEC or, upon and following the consummation of the proposed transaction, in ironSource’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult.

Market, ranking and industry data used throughout this communication, including statements regarding market size and technology adoption rates, is based on the good faith estimates of ironSource’s management, which in turn are based upon ironSource’s management’s review of internal surveys, independent industry surveys and publications, including reports by Altman Solon, App Annie, AppsFlyer, Apptopia, eMarketer, Newzoo, Omdia and Sensor Tower and other third party research and publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While ironSource is not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed above.

Contact Information

Investor Relations

Daniel Amir

+ 1415-726-5900

daniel.amir@ironsrc.com

Press

Melissa Zeloof

+972 58-421-1987

melissa@ironsrc.com

Thoma Bravo Communications

Megan Frank

+212 731 4778

mfrank@thomabravo.com

Finsbury Glover Hering

Andrew Johnson or Joe Berg

+914 497 5138 /+203 984 2771

andrew.johnson@fgh.com / Joe.berg@fgh.com